UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cyren Ltd.

(Name of Subject Company)

Cyren Ltd.

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

Eric Spindel

Vice President, General Counsel and Corporate Secretary

Cyren Ltd.

1 Sapir Road

5th Floor, Beit Ampa

P.O. Box 4014

Herzliya 46140, Israel

+972-9-863-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joey T. Shabot, Esq.	Adv. David Schapiro
Greenberg Traurig, LLP	Yigal Arnon & Co.
1 Azrieli Center	1 Azrieli Center
132 Menachem Begin Road	132 Menachem Begin Road
Tel Aviv, Israel	Tel Aviv, Israel
+972-3-636-6005	+972-3-608-7856

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 13, 2017, Cyren Ltd. (“Cyren”) hosted a telephonic conference call to discuss third quarter results as well as the strategic investment by an affiliate of Warburg Pincus LLC. The following are excerpted remarks of Mr. Lior Samuelson, Cyren’s chief executive officer, with respect to the pending tender offer. A recording of the full conference call can be accessed on the Investor Relations section of the Cyren website at http://ir.cyren.com/.

“As I mentioned at the outset of this call, last week we announced an investment by Warburg Pincus. As part of the investment, Warburg Pincus is entitled to designate two directors to Cyren’s board of directors, which grows from seven to nine directors. The two directors who have been added to the board are Cary Davis and Brian Chang, who were both instrumental in closing the deal with Cyren. We welcome Cary and Brian to the board.

In addition, Warburg Pincus announced its intention to launch a “Special Tender Offer” in order to increase its ownership in Cyren, up to a maximum of 75% of Cyren’s partially diluted outstanding shares. Cyren’s board of directors resolved to recommend in favor of shareholders tendering their shares in the offer, subject to the terms of the purchase agreement between Cyren and Warburg Pincus.

The complete terms and conditions of the tender offer will be contained in the Tender Offer Statement which Warburg Pincus will file with both the SEC and with the Israeli Securities Authority when the offer is commenced. Upon review of the Tender Offer Statement, Cyren will file a solicitation/recommendation statement on Schedule 14D-9. Cyren is unable to comment further on the tender offer at this time.

However, it should be noted that even upon successful completion of the tender offer, Cyren expects to remain a publicly traded company for the foreseeable future.”

Important Information about the Tender Offer

The planned tender offer described in this communication has not commenced. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Warburg Pincus with the SEC, and Cyren will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Cyren’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Cyren Ltd.

Dated: November 13, 2017	By: /s/ J. Michael Myshrall J. Michael Myshrall Chief Financial Officer